Three Bryant Park

1095 Avenue of the Americas

New York, NY 10036-6797

+1 212 698 3500 Main

+1 212 698 3599 Fax

www.dechert.com

ALLISON M. FUMAI

allison.fumai@dechert.com

+1 212 698 3526 Direct

+1 698 698 3599 Fax

July 24, 2020

VIA EDGAR

Mr. Christopher R. Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs MLP and Energy Renaissance Fund

Registration Statement on Form N-14

File No. 333-239142

Dear Mr. Bellacicco:

This letter responds to comments that you provided to me and Vince T. Nguyen of Dechert LLP during a telephonic discussion on July 7, 2020 with respect to your review of the combined proxy statement/prospectus on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Goldman Sachs MLP Income Opportunities Fund (the “Acquired Fund”) with and into Goldman Sachs MLP and Energy Renaissance Fund (the “Registrant” and together with the Acquired Fund, the “Funds”) filed with the U.S. Securities and Exchange Commission (“SEC”) on June 12, 2020. The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

The Registrant is filing Pre-Effective Amendment No. 1 to the Registration Statement, which reflects the disclosure changes discussed below. A courtesy redline reflecting such disclosure changes, among other changes, has also been attached to this correspondence.

On behalf of the Registrant, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

1.

Comment: The Staff reminds you that the Registrant and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Please also respond to our comments in writing and file as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by your response, please provide draft disclosure with your letter.

Mr. Bellacicco
July 24, 2020

Response: The Registrant acknowledges this comment.

2.

Comment: Under the “Important Information for Shareholders of Goldman Sachs MLP and Energy Renaissance Fund and Goldman Sachs MLP Income Opportunities Fund – Questions & Answers – How similar are the Funds?” section, please highlight the differences between the Funds to ensure the disclosure is fair and balanced.

Response: The Registrant has revised the disclosure consistent with this comment.

3.

Comment: Please include in the Registration Statement a statement that reports, proxy material and other information concerning the Registrant can be inspected at the exchange on which the Registrant’s securities are listed in accordance with Item 2(a) of Form N-14.

Response: We respectfully acknowledge your comments; however, the Registrant notes that Item 2 of Form N-14 only requires the inclusion of the requested disclosure only to the extent it is applicable to the Registrant. The Registrant further notes that there can be no assurance the New York Stock Exchange (“NYSE”), the exchange on which the Funds’ Common Shares are listed, will receive or maintain copies of the materials included in the requested disclosure for inspection at all times. For example, Rule 402.01 of the NYSE Listed Company Manual states that a listed company is not required to provide its proxy materials to NYSE in physical form, provided such proxy materials are included in an SEC filing available on the SEC’s EDGAR filing system. In addition, the Registration Statement currently discloses that such materials can be reviewed and copied at the SEC’s Public Reference Room. Accordingly, no changes have been made in response to this comment.

4.

Comment: Under the “Summary” section, please include a discussion of the Funds’ distribution and purchase procedures, exchange rights, and redemption procedures in accordance with Item 3(b) of Form N-14.

Response: The Registrant has revised the disclosure consistent with this comment.

5.	Comment: Under the “Summary – Background and Reasons for the Proposed Reorganization” section, please highlight and discuss the consideration of any differences between the Funds.

Response: The Registrant has revised the disclosure consistent with this comment.

Mr. Bellacicco
July 24, 2020

6.

Comment: Under the “Principal Risks of the Funds and the Combined Fund” section, please disclose any restrictions on the Registrant’s present or future ability to pay dividends in accordance with Item 3(c) of Form N-14.

Response: Except as currently disclosed under the “Dividends and Distributions” section, the Registrant submits that there are no restrictions on its present or future ability to pay dividend. Accordingly, no changes have been made in response to this comment.

7.	Comment: Under the “Fund Fees and Expenses Table and Supplemental Financial Information” section, please provide figures as of a more current date in accordance with Item 3(a) of Form N-14.

Response: The Registrant has revised the disclosure consistent with this comment.

8.	Comment: The Staff notes that the discussion under the “Comparison of the Funds” section appears to be dense. Please highlight the differences between the investment strategies of the Funds.

Response: The Registrant has revised the disclosure consistent with this comment.

9.

Comment: The Staff notes that the Funds may invest in foreign securities. Under the “Management of the Funds” section, please provide a basis for an investor to assess the expertise and experience of the Investment Adviser and/or portfolio managers with respect to foreign investments. See Guide 9 to Form N-2.

Response: The Registrant has revised the disclosure consistent with this comment.

10.	Comment: With respect to the table under the “Management of the Funds – Capitalization” section, please confirm that any adjustment will be described in a footnote.

Response: The Registrant confirms that the adjustment in the table referenced above has been described in an accompanying footnote.

11.

Comment: Under the “Additional Information about Shares of the Funds – Closed-End Fund Structure” section, if the Funds have taken any step to reduce their trading discounts, please briefly describe the effects of these measures in accordance with Item 5(b) of Form N-14 (cross-referencing Item 8(5)(d) of Form N-2).

Response: The Registrant has revised the disclosure consistent with this comment.

Mr. Bellacicco
July 24, 2020

12.

Comment: Under the “Dividends and Distributions” section, please disclose that to the extent a distribution to a Fund’s shareholder is treated as a return of capital, such shareholder could be required to pay taxes upon the sale of the Fund’s shares even if such shares are sold at a loss.

Response: The Registrant has revised the disclosure consistent with this comment.

13.

Comment: Please disclose that capital gains and income are realized even though cash is not received by a shareholder participating in the Funds’ Dividend Reinvestment Plan in accordance with Item 5(b) of Form N-14 (cross-referencing Item 10(1)(e) of Form N-2).

Response: The Registrant has revised the disclosure consistent with this comment.

14.

Comment: Under the “Material Federal Income Tax Consequences of the Reorganization” section, please include the disclosure required by Item 5(b) of Form N-14 (cross-referencing Item 10(4) of Form N-2).

Response: The Registrant has revised the disclosure consistent with this comment.

15.	Comment: Please discuss any effect of the Reorganization on any capital gain distributions in accordance with Item 4(a) of Form N-14.

Response: The Registrant submits that no capital gain distributions are expected as a result of the Reorganization. Accordingly, no changes have been made in response to this comment.

16.

Comment: Under the “Proposal 3 and Proposal 4 to Ratify The Selection Of PwC as Each Fund’s Independent Registered Public Accounting Firm” section, please disclose the percentage of fees relating to non-audit services that were pre-approved by each Fund’s Audit Committee.

Response: The Registrant has revised the disclosure consistent with this comment.

17.

Comment: The Staff notes that the table under the “Voting Information and Requirements – Record Date” section appears to have been included in response to Item 7(c) of Form N-14 (cross-referencing Item 6(a) of Schedule 14A). The Staff further notes that Item 5(b) of Form N-14 (cross-referencing Item 10(5) of Form N-2) requires the disclosure of a similar table but with additional information. Please revise the table to include such additional information.

Mr. Bellacicco
July 24, 2020

Response: The Registrant has revised the disclosure consistent with this comment.

18.	Comment: Please include the pro forma financial statements in accordance with Regulation S-X as required by Item 14 of Form N-14.

Response: We respectfully acknowledge your comments; however, the Registrant believes that the Registration Statement complies with the recently adopted Rule 6-11 under Regulation S-X, including the requirements for voluntary early compliance as set forth in the adopting release. See Final Rule: Amendments to Financial Disclosures about Acquired and Disposed Businesses, Rel. No. IC-33872 (May 21, 2020). Rule 6-11(d) states that “[w]ith respect to any fund acquisition, registered investment companies…must provide the supplemental financial information required in this section in lieu of any pro forma financial information required by §§ 210.11-01 to 210.11-03 of [Regulation S-X].” The Registrant notes that the disclosure required by Rule 6-11(d) has been included under the “Fund Fees and Expenses Table and Supplemental Financial Information” section. Accordingly, no changes have been made in response to this comment.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 698-3526 if you wish to discuss this correspondence further.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai

cc:	Robert Griffith, Goldman Sachs Asset Management, L.P.

Melissa O’Neill, Goldman Sachs Asset Management, L.P.

Three Bryant Park

1095 Avenue of the Americas

New York, NY 10036-6797

+1 212 698 3500 Main

+1 212 698 3599 Fax

www.dechert.com

ALLISON M. FUMAI

allison.fumai@dechert.com

+1 212 698 3526 Direct

+1 698 698 3599 Fax

July 24, 2020

VIA EDGAR

Ms. Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs MLP and Energy Renaissance Fund

Registration Statement on Form N-14

File No. 333-239142

Dear Ms. Hamilton:

This letter responds to comments that you provided to me and Vince T. Nguyen of Dechert LLP during a telephonic discussion on July 9, 2020 with respect to your review of the combined proxy statement/prospectus on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Goldman Sachs MLP Income Opportunities Fund (the “Acquired Fund”) with and into Goldman Sachs MLP and Energy Renaissance Fund (the “Registrant” and together with the Acquired Fund, the “Funds”) filed with the U.S. Securities and Exchange Commission (“SEC”) on June 12, 2020. The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

The Registrant is filing Pre-Effective Amendment No. 1 to the Registration Statement, which reflects the disclosure changes discussed below. A courtesy redline reflecting such disclosure changes, among other changes, has also been attached to this correspondence.

Ms. Hamilton
July 24, 2020

On behalf of the Registrant, set forth below are the comments of the SEC accounting staff (“Accounting Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

1.	Comment: Please disclose in both the Registration Statement and in your correspondence which Fund will be the accounting survivor.

Response: The Registrant submits that it will be the accounting survivor following the Reorganization. The Registrant has revised the disclosure consistent with this comment.

2.	Comment: Please complete the table under the “Management of the Funds – Capitalization” section.

Response: The table referenced above has been completed.

3.

Comment: Please supplementally provide an accounting analysis as to whether the proposed Reorganization is accounted for as a business combination or an asset acquisition under ASC 805 of the U.S. Generally Accepted Accounting Principles (“GAAP”).

Response: The Investment Adviser has performed the appropriate accounting analysis and determined that the Registrant will be the accounting survivor following the Reorganization. Based on the nature of the Registrant’s pre-Reorganization operations and other factors outlined under ASC 805-50—Business Combinations—Related Issues of U.S. GAAP, the Investment Adviser has concluded that the acquisition of the Acquired Fund should be accounted for as an asset acquisition. The Registrant has revised the disclosure consistent with this comment.

4.

Comment: If asset acquisition accounting is utilized, please describe if the assets acquired are measured at the fair value of the consideration transferred or the fair value of the assets acquired and how such value will be allocated to the acquired assets. Please cite to the applicable U.S. GAAP standards and incorporate into the analysis the impacts of the Funds’ traded market prices and discounts to net asset values (“NAVs”).

Response: As of May 31, 2020, 100% of the Acquired Fund’s investments are common stocks, which are classified as Level 1 under the U.S. GAAP fair value hierarchy. Other assets and labilities of the Acquired Fund, which when netted account for less than 1% of the Acquired Fund’s net assets, are short-term in nature. In accordance with ASC 805-50-30-2 of U.S. GAAP, because the consideration transferred is not in the form of cash, the Investment Adviser has determined that the fair value of the assets (or net assets) acquired is clearly evident. As such, the cost of the Reorganization will be based on the fair value of those assets (or net assets). The Registrant respectfully notes that this approach is consistent with industry practice for reorganizations of closed-end funds.

Ms. Hamilton
July 24, 2020

5.	Comment: Please explain if any “day-one” unrealized gain or loss will result post-Reorganization. Please cite to the applicable U.S. GAAP standards.

Response: As noted in Response 4, because the cost of the Reorganization will be based on the fair value of the assets (or net assets) acquired, there will not be any “day one” unrealized gain or loss as a result of the Reorganization.

6.

Comment: Please disclose for transparency the early adoption of Rule 6-11 under Regulation S-X and provide the reasons why pro forma financial statements are not provided in the Registration Statement. Please also confirm and ensure all provisions of Rule 6-11 have been complied with.

Response: The Registrant has revised the disclosure consistent with this comment and hereby confirms that the Registration Statement complies with all provisions of Rule 6-11 under Regulation S-X.

7.

Comment: Under the “Important Information for Shareholders of Goldman Sachs MLP and Energy Renaissance Fund and Goldman Sachs MLP Income Opportunities Fund – Questions & Answers – At what prices have Common Shares of GMZ and GER historically traded?” section, please include the disclosure currently included under the “Principal Risks of the Funds and the Combined Fund – Risks Related to the Reorganization – Premium/Discount to NAV” section.

Response: The Registrant has revised the disclosure consistent with this comment.

8.

Comment: The Accounting Staff notes the following disclosure under the “Principal Risks of the Funds and the Combined Fund – Risks of Investing in the Funds and the Combined Fund – Market Discount Risk” section:

The NAV per Common Share will be reduced immediately following the Reorganization as a result of the payment of certain reorganization costs.

Please reconcile this disclosure with the disclosure under the “Important Information for Shareholders of Goldman Sachs MLP and Energy Renaissance Fund and Goldman Sachs MLP Income Opportunities Fund – Questions & Answers” section stating that the costs associated with the Special Meeting and the Reorganization will be borne by the Investment Adviser.

Ms. Hamilton
July 24, 2020

Response: The disclosure referenced above under the under the “Principal Risks of the Funds and the Combined Fund – Risks of Investing in the Funds and the Combined Fund – Market Discount Risk” section has been deleted.

9.

Comment: Please provide the outstanding information under the “Material Federal Income Tax Consequences of the Reorganization – Federal Income Tax Consequences of the Reorganization” section regarding the Acquired Fund’s tax loss carryforwards.

Response: The Registrant has revised the disclosure consistent with this comment.

10.	Comment: Please file an updated consent of independent auditor as an exhibit in respect of the incorporation by reference of the audited financial statements of the Funds.

Response: The updated consent will be filed with Pre-Effective Amendment No. 1 to the Registration Statement as requested.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 698-3526 if you wish to discuss this correspondence further.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai

cc:	Robert Griffith, Goldman Sachs Asset Management, L.P.

Melissa O’Neill, Goldman Sachs Asset Management, L.P.